:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden Hours per response . . . 2.50

SEC FILE NUMBER 333-119696 and 333-114924

CUSIP NUMBER

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Norcraft Companies, L.P. and Norcraft Holdings, L.P.
Full Name of Registrant:

N/A
Former name if applicable:

3020 Denmark Avenue, Suite 100
Address of Principal Executive Office:

Eagan, MN 55121
City, State and Zip Code:

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not filed within the prescribed time period.

As a result of the recent general economic conditions in the fourth quarter of fiscal 2008, the company has experienced a downturn in operating performance which was an indication of impairment of goodwill and other long-lived assets. The registrants commenced an impairment analysis in accordance with Financial Accounting Standards Board Statement No. 142 and expect to report non-cash impairment charges to reduce the carrying value of goodwill and potentially other long-lived assets within certain reporting units for the fiscal year ended December 31, 2008. However, as such analyses are not yet complete and the registrants are not able to file the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 in a timely manner without unreasonable effort or expense. The registrants continue to work to determine the amounts of the non-cash charges and anticipate that these analyses will completed in sufficient time to file their Annual Report on or before April 15, 2009.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Leigh Ginter	(651) 234-3300
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrants anticipate operating results for the twelve months ended December 31, 2008 to be lower than the results from the prior year, excluding the anticipated impairment charge. The results for the twelve months ended December 31, 2008 are anticipated to include impairment charges in a range of $80 million to $100 million, subject to the finalization of the long-lived asset impairment analysis.

Norcraft Companies, L.P. and Norcraft Holdings, L.P.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 31, 2009	By:	/s/ Leigh Ginter
Leigh Ginter Chief Financial Officer